Sean M. Clayton

T: +1 858 550 6034

sclayton@cooley.com

March 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Fay and Brian Cascio

Re:	Ambrx Biopharma Inc.

Draft Registration Statement on Form F-1

Filed February 3, 2021

File No. 0001836056

Ladies and Gentlemen:

On behalf of Ambrx Biopharma Inc. (“Ambrx” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 2, 2021 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form F-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form F-1 filed February 3, 2021

Overview, page 1

1.

Please balance your discussion in the Summary of the ongoing clinical trials related to your product candidates in China by clarifying that the clinical data discussed may not be accepted by the FDA or comparable foreign regulatory authorities, as you have stated in the risk factor on page 32.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 132 of the Amended DRS.

2.

Given your disclosures regarding AEs and SAEs on pages 148-150, please balance your statements concerning your product candidates being well-tolerated or potentially safer than other products in the Summary.

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U.S. Securities and Exchange Commission

March 12, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 132 of the Amended DRS and throughout the Amended DRS to indicate that the Company’s belief that its product candidates have been well-tolerated or potentially safer is based upon the limited serious adverse events observed to date in its clinical trials.

3.	Please explain what you mean by “potentially registrational” trials, as referenced throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 132 of the Amended DRS.

Our Product Pipeline, page 2

4.

We note much of the trial disclosure is for studies conducted by NovoCodex. Please revise the Summary and the description of the License Agreement with NovoCodex for ARX788 on pages 112 and 167 to explain your ability and intent to use and rely upon NovoCodex’s trial data. Please also revise the pipeline table to clarify which arrows reflect trials conducted by NovoCodex and in a footnote state the nature of your relationship and ability to use such data.

Response: In response to the Staff’s comment, the Company has revised the Pipeline Table on pages 3, 114 and 139 of the Amended DRS and updated its disclosure on pages 113 and 168 of the Amended DRS.

5.

With respect to your pipeline table, please make the table and footnotes legible and remove the “marketed” column from your pipeline table as it implies likelihood of regulatory approval. Please also removed the planned trials from your table.

Response: In response to the Staff’s comment, the Company has revised the Pipeline Table on pages 3, 114 and 139 of the Amended DRS.

6.	Please revise page 4 to define DCR.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 139 of the Amended DRS.

7.

We note your statement on page 6 that in preclinical models, ARX788 has demonstrated greater anti-tumor activity as a single agent compared to T-DM1, an approved ADC, in HER2-positive cancers. If this comparison reflects a head-to-head comparison please revise to state such. If not, please remove such comparison as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 152 and 153 of the Amended DRS. For the Staff’s reference the results from the head-to-head preclinical models referenced above are shown under the heading “Anti-tumor Activity of ARX788 in Xenograft Models of Different HER2-Expressing Cancers” on page 154 of the Amended DRS.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

March 12, 2021

Page Three

ARX788, page 3

8.

We note your statement on page 4 that you have “developed a clinical development strategy to accelerate the development of ARX788” and your emphasis throughout the prospectus on “accelerated development timelines”. We contrast these statements with your risk factor on page 31 which states that accelerated approval by the FDA, even if granted, may not lead to faster development or regulatory review or approval. Please revise to balance your discussion in the Summary to clarify these points.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 152 of the Amended DRS.

Use of Proceeds, page 97

9.

Please revise this section to provide more specific detail regarding the use of the funds to be allocated to the development and commercialization of ARX517 and your EPB product candidates, including reference to specific phases of preclinical and/or clinical trials, as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Amended DRS.

Business Overview, page 130

10.

We note your statement on page 130 that you observed a favorable safety profile in your ongoing Phase 1 clinical trial of ARX788. Please revise this statement and all similar statements throughout your prospectus to remove implication that your product candidates are safe or effective, as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of the Amended DRS and throughout the Amended DRS.

Our Product Pipeline, page 142

11.	Please provide the SAE details mentioned on page 27, including the one death, in your description of the applicable study for ARX788 in the Business section.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the death referred to on page 27 of the DRS occurred during an earlier, first-in-human study that is not one of the ARX788 studies otherwise described in the Business section. This earlier first-in-human study was based on a different dosing schedule than the one currently being studied for ARX788 and was subsequently discontinued, and otherwise unrelated to the ongoing ARX788 studies discussed in the Business section. The Company has presented the relevant safety information for the studies of the current ARX788 dosing schedule in the section “Summary of ARX788 Clinical Safety” on page 150 of the Amended DRS. In addition, the Company disclosed the information regarding the death during the earlier first-in-human study of the different ARX788 dosing schedule on page 27 of Amended DRS because the Company believes investors should be aware of the event. However, because the Company is not pursuing development of ARX788 on the dosing schedule studied in the first-in-human study and that study was discontinued, the Company believes additional details about the discontinued first-in-human study are not material to an investor’s understanding of the current ARX788 development program and prospects.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 12, 2021

Page Four

Summary of ARX788 Clinical Results, page 144

12.	Please revise page 146 and 148 to define EOT, SD and PR shown in the graphics.

Response: In response to the Staff’s comment, the Company has revised the graphics on pages 147, 148 and 150 of the Amended DRS.

Our Collaborations, page 167

13.	Please revise page 169 to provide the royalty term of the License Agreement with Agensys.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and 171 of the Amended DRS.

14.

On page 171 you state that the License Agreement with The Regents will terminate upon the expiration of the last to expire patent or abandonment of the last to be abandoned patent application licensed under the agreement. Please revise to state when these patents are expected to expire, and also the royalty term.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 172 of the Amended DRS.

15.

One page 172 you state that the License Agreement with Calibr terminates upon the expiration of the last payment obligations under the agreement. Please revise to state the payment obligations under the agreement, including any royalties or milestone payments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 174 of the Amended DRS.

16.

With respect to the Elanco License Agreement, please revise page 172 to disclose the aggregate upfront and milestone payments received to date, the term and termination provisions of the agreement, the aggregate potential milestone payments to be received, and the royalty term. In addition, we note you have listed the Elanco partnership in the collaboration pipeline table on page 140 but have not filed the related License Agreement as an exhibit. Please either file the License Agreement pursuant to Item 601(b)(10) of Regulation S-K, or provide an analysis as to why you do not believe filing is required. If you do not consider the agreement material, please remove the collaboration from the table.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not believe the Elanco License Agreement is a material agreement pursuant to Item 601(b)(10) of Regulation S-K. The agreement concerns only the animal health market, which is far smaller than the markets for human therapeutics that the Company’s other product candidates and other collaborations are targeting. The Company has derived immaterial payments under the agreement and does not expect to receive material payments in the future based on sales of products developed under the agreement in the animal health market. Additionally, while the product developed under the agreement was approved and commercialized, Elanco is currently in the process of reformulating the product for other uses and the Company does not know if or when a reformulated product will be reintroduced to the market. For these reasons, the agreement is not a material agreement under the standards set forth in Item 601(b)(10) of Regulation S-K. Nonetheless, the Company has elected to include the collaboration in the pipeline table for the sake

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

March 12, 2021

Page Five

of completeness of disclosing to investors the programs that rely on the Company’s technologies and that such a program has been approved and marketed in the area of animal health, and has included certain basic terms of the Elanco License Agreement to provide context to the program despite the agreement not being material to the Company.

Intellectual Property, page 176

17.	Please revise page 178 to state the material foreign jurisdictions covered by your patents with respect to each of your EuCODE mammalian platform and the ReCODE bacterial platform, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 180 of the Amended DRS.

Description of American Depositary Shares Governing Law, page 252

18.

We note on page 252 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please also revise your statement on page 82 where you refer to state and federal courts in New York as having non-exclusive jurisdiction over matters arising under the deposit agreement to clarify that such statement does not apply to suits by investors, which must exclusively be filed in a state or federal court in New York, New York.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 82 and 254 of the Amended DRS.

Exhibits

19.	Please file the Shanghai Option Agreement as an exhibit pursuant to Item 601(b)(10)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that in connection with the restructuring activities described in the Amended DRS, the Company expects the Shanghai Option Agreement will be terminated prior to the effectiveness of the Registration Statement and will therefore not be material to the Company under the standards set forth in Item 601(b)(10)(i)(A).

20.

On page 256 you state that the matters discussed in this section related to US federal income tax law are the opinion of Cooley LLP, and the discussion of Cayman Islands tax law are the opinion of Harney Westwood & Riegels; however, no tax opinions have been filed as exhibits. Please file tax opinions in relation to the opinions expressed on pages 256-261, or advise. See Section III of Staff Legal Bulletin No. 19 for guidance.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 12, 2021

Page Six

Response: In response to the Staff’s comment, the Company advises the Staff that neither Cooley LLP nor Harney Westwood & Riegels is providing an opinion relating to material foreign tax consequences and is instead disclosing that the transaction is taxable. Pursuant to Footnote 40 of Section III of Staff Legal Bulletin No. 19, if the discussion simply states that the transaction is taxable, a tax opinion would not be required. Accordingly, the Company has revised its disclosure on page 258 of the Amended DRS to remove the references to opinions of Cooley LLP and Harney Westwood & Riegels.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*        *         *

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 12, 2021

Page Seven

The Company respectfully requests the Staff’s assistance in completing the review of the Amended DRS as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely /s/ Sean M. Clayton Sean M. Clayton Cooley LLP

cc:

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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